December 20, 2010

VIA EDGAR

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:             Comment Letter Dated
November 29, 2010 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments and questions in your letter of November 29, 2010.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address.  Please also feel free to contact me at our headquarter office (860-583-7070).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response: The Company will include in future filings, including our interim filings, if applicable, the additional disclosures and other revisions presented below to the extent of and in substantially the same manner set forth or indicated in this response.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 24

2.
Your most restrictive financial covenant requires you to maintain a ratio of consolidated total debt to adjusted earnings before interest expense, income taxes, and depreciation and amortization.  Your disclosures on page 43 indicate that you are also subject to additional covenants.  Specifically, you disclose that your debt agreements contain financial covenants that require the maintenance of interest coverage and leverage ratios and minimum levels of net worth.  Please disclose in greater detail the terms of all material debt covenants.

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, we will amend our disclosure in future filings substantially as follows:

“The Company closely monitors compliance with its various debt covenants.  The Company’s most restrictive financial covenant (the “Debt Ratio”) requires the Company to maintain a ratio of Consolidated Total Debt to adjusted earnings before interest expense, income taxes, and depreciation and amortization as defined in the amended and restated revolving credit agreement (“Adjusted EBITDA”) of not more than 3.75 times at December 31, 2010.  The actual ratio at December 31, 2010 was x.xx times.  The Company’s debt agreements also contain other financial covenants that require the maintenance of a certain debt ratio (Consolidated Senior Debt to Consolidated Adjusted EBITDA, as defined, of not more than 3.00 times) and a certain interest coverage ratio (Consolidated Adjusted EBITDA to Consolidated Cash Interest Expense, as defined, of at least 4.50 times) at December 31, 2010.  The Company is in compliance with its debt covenants as of December 31, 2010.”

Please note the debt facility which required the maintenance of leverage ratios and net worth levels will be paid off by December 31, 2010.

Critical Accounting Policies

Business Acquisitions and Goodwill, page 28

3.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
•
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;
•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value;
•
A discussion of the uncertainty associated with key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please also provide the above disclosure, as applicable, for any long-lived assets or asset groups including intangible assets related to revenue sharing programs for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response: The Company provided increased disclosure in the Business Acquisitions and Goodwill disclosure within the Other Matters section in Management’s Discussion and Analysis in its Quarterly Reports on Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010.  Although it was determined that the estimated fair value of each of the Company’s reporting units was substantially in excess of their carrying values as of the annual impairment test in the second quarter of 2010, the Company added additional disclosure to provide further insight into management’s judgments in the accounting for goodwill and the risks and uncertainties related to the Barnes Distribution reporting unit which suffered a decline in the estimated fair value from 2009 based primarily on market conditions.

To the extent that any of our reporting units have estimated fair values that are not substantially in excess of the carrying value and that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact our operating results in future periods, the Company will fully disclose the items noted in your comment.  Notwithstanding, we will revise our future disclosures to more fully address management judgments and risks in this area.  As such and unless a triggering event requires otherwise, consistent with our Quarterly Reports on Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010, and within our Annual Report on Form 10-K for the year ending December 31, 2010, we will disclose in future filings substantially as follows:

“Assets and liabilities acquired in a business combination are recorded at their estimated fair values at the acquisition date.  At December 31, 2010, the Company had $xxx.x million of goodwill, representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies.  Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairment testing annually or earlier if an event or change in circumstances indicates that the fair value of a reporting unit may have been reduced below its carrying value.  Management completes their annual impairment assessment during the second quarter of each year.

The assessment of goodwill involves the estimation of the fair value of reporting units.  The Company has determined that its reporting units are businesses with discrete financial information reviewed by segment management one level below the operating segment level and which are aggregated when those components have similar economic characteristics.  Management estimates the fair value of each reporting unit primarily using the income approach, which reflects management’s cash flow projections, and also evaluates the fair value using a market approach.  These methodologies used in the current year are consistent with those used in the prior year.  Management believes the cash flow projections utilized and/or market multiples are reasonable and consistent with the expectations of market participants.  Inherent in management’s development of cash flow projections are assumptions and estimates, including those related to future earnings and growth and the weighted average cost of capital.  Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods as a result of both Company-specific and overall economic conditions.  Future cash flows can be affected by changes in the global economy and local economies, industries and markets in which the Company sells products or services, and the execution of management’s plans. There can be no assurance that future events will not result in impairment of goodwill or other intangible assets.

In the second quarter of 2010, management performed its annual impairment testing based on the information available as of the date of the assessment.  Based on this assessment, there was no goodwill impairment in 2010 and the fair values of each of the Company’s reporting units were substantially in excess of their carrying values.  However, the Company’s estimated fair value of its Barnes Distribution reporting unit, which is part of the Logistics and Manufacturing Services segment and has approximately $xxx million of goodwill, decreased considerably from 2009.  While the estimated fair value is substantially in excess of its carrying value, further declines may occur depending on its future cash flows that are significantly impacted by the economy in the regions served, the retention of its customers, the cost and inventory level management initiatives of its customers, continuation of existing sales volume and effectiveness and size of its sale force.  While management expects future operating improvements to result from improving end-market conditions, further market penetration, sales force productivity initiatives and the expected benefits of prior restructuring actions there can be no assurance that such expectations will be met or that the fair value of the reporting unit will continue to exceed its carrying value.  If its fair value were to fall below its carrying value, a non-cash impairment charge to income from operations could result.”

4.
Given that the net intangible assets recorded relative to revenue sharing programs represent approximately 19% of your total assets at December 31, 2009, please expand your disclosures in the notes to the financial statements and in critical accounting policies to address the following:

•
Please disclose how you determine the appropriate period over which to amortize these intangible assets.  For example, please clarify whether there is a specific period associated with each agreement.  You disclose on page 28 that you evaluate the remaining useful life of these assets to determine whether events and circumstances warrant a revision to the remaining period of amortization.  This indicates that may not be a specified term associated with the agreements;

•
Please disclose the method you use to amortize these intangible assets.  For example, you should clarify if you amortize these assets on a straight-line basis.  Please tell us how you determined whichever method you use reflects the pattern in which you realize the economic benefits of the customer list.  Refer to ASC 350-30-35-6; and

•
Please also expand your disclosures regarding your impairment considerations of these intangible assets to address at what level you evaluate these assets for impairment.  For example, please address whether it is on an agreement basis.

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, we will disclose in future filings substantially as follows:

“The Company participates in aftermarket RSPs under which the Company receives an exclusive right to supply designated aftermarket parts over the life of the related aircraft engine program.  As consideration, the Company has paid participation fees, which are recorded as long-lived intangible assets, and are recognized as a reduction of sales over the estimated useful life of the related engine programs (up to 30 years).  This method reflects the pattern in which economic benefits are expected to be realized.  Specifically, this method is based on proportional sales dollars of the unit sales value to the estimated aggregate program sales dollars.

The recoverability of each intangible asset is subject to significant estimates about future revenues related to the program’s aftermarket parts.  The Company evaluates these intangible assets for impairment and updates amortization rates on an agreement by agreement basis.  The intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Annually, the Company evaluates the remaining useful life of these assets to determine whether events and circumstances warrant a revision to the remaining periods of amortization.  Management updates revenue projections, which includes comparing actual experience against projected revenue and industry projections.  The potential exists that actual revenues will not meet expectations due to a change in market conditions.  A shortfall in future revenues may indicate a triggering event requiring an impairment test of the intangible asset or require the Company to accelerate amortization expense prospectively dependant on the level of the shortfall.  The Company has not identified any impairment of these intangible assets.”

Consolidated Statements of Changes in Stockholders’ Equity, page 35

5.	Please tell us the nature of the line items described as convertible notes adjustment from temporary equity.

Response: As of January 1, 2009, the Company was required to retrospectively adopt the provisions of ASC 470-20 for its convertible notes which required the bifurcation of the proceeds received from its convertible debt issuances between debt and equity.  During 2009, revisions were made to ASC 480-10-S99 which required the Company to classify all, or a portion, of the equity-classified component in mezzanine equity in the periods in which the debt is currently redeemable or convertible for cash.  During 2007, certain of the Company’s convertible notes were redeemable based upon the provisions of the notes described in Note 9, Debt and Commitments, within the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  During 2008, the notes were no longer redeemable based upon these provisions.

Notes to the Financial Statements

Note 10. Convertible Debt, page 44

6.
Please tell us what consideration you gave to disclosing the amount by which each instrument’s if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible.  Refer to ASC 470-20-50-5(c).

Response: As disclosed within Note 20, Weighted Average Shares Outstanding, within the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the Company’s convertible notes were not dilutive as of December 31, 2009 and 2008 as the stock price during these periods was not in excess of the conversion price.  Therefore, the if-converted values for the convertible notes did not exceed the principal amounts as of December 31, 2009 and 2008.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, we will disclose in future filings substantially as follows:

“The if-converted values of the Company’s 3.75% and 3.375% Convertible Notes as of December 31, 2010 and 2009 did not exceed their respective principal amounts as the Company’s stock price during these periods was not in excess of the conversion prices.”

Note 13. Pension and Other Postretirement Benefits, page 48

7.
You maintain pension and other postretirement benefit plans in the U.S. and certain international locations.  In this regard, please tell us what consideration you gave to ASC 715-20-50-4 in determining that you should aggregate U.S. and international plans in your disclosures provided.  Specifically, tell us how you determined that the benefit obligations of international plans were not significant compared to the total benefit obligation and did not use significantly different assumptions.

Response: The Company evaluates its U.S. and international pension and other postretirement benefit plans for aggregation annually.  As of December 31, 2009, approximately $324 million (84%) of the $388 million total benefit obligation for pensions related to U.S. plans and approximately $53 million (96%) of the $55 million benefit obligation for other postretirement benefits related to U.S. plans.  The discount rate assumption used to determine benefit obligations as of December 31, 2009 for the U.S. plans was 6.2% as compared to rates ranging from 5.7% to 6.4% for the majority of the international plans depending on the estimate of the rate at which the respective benefits could be settled in each particular country where the Company maintains such plans.  Therefore, we believe the disclosure of the weighted-average actuarial assumptions used by the Company is appropriate.

The Company has determined that the benefit obligations of its international plans, individually and in the aggregate, were not significant for separate disclosure and used substantially similar actuarial assumptions as the U.S. plans.  To the extent the international plans become significant in the future and use substantially different actuarial assumptions, the Company will separately disclose such plans in accordance with ASC 715-20-50-4.

Note 15. Income Taxes, page 55

8.
You did not record deferred income taxes on $531,290 of undistributed earnings of your international subsidiaries since such earnings are considered to be reinvested indefinitely.  Disclosures in your Form 10-Q for the period ended September 30, 2010 indicate that you intend to repatriate a portion of the current year foreign earnings to the U.S. in 2010.  Please address the following:
•
Please expand your disclosures regarding the foreign earnings you intend to repatriate to disclose the amount of earnings you intend to repatriate and the quantitative impact of the intended repatriation on your effective tax rate and income tax expense;

•	Please tell us whether you had previously considered these foreign earnings to be permanently reinvested. If so, please tell us at what point you determined that they would not be; and
•
Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings.  Please tell us whether there are additional undistributed earnings located in this country and how you were able to determine that these remaining earnings should be considered permanently reinvested.  Refer to ASC 740-30-25-17.

Response:
During 2010, management determined that $7.5 million of current year earnings would be repatriated.  The repatriated earnings represent a portion of the current year earnings and were not previously considered permanently reinvested.  The current year earnings to be distributed originated in Singapore and are being repatriated to allow the Company to achieve business objectives related to worldwide cash management.  Management expects that the remaining 2010 current year earnings in Singapore will be reinvested indefinitely.

From time to time, management may determine that a portion of current year foreign earnings will be repatriated to the U.S.  However, management continues to be committed to making investments in growing the business outside the U.S. and concludes that the determination that prior year unremitted earnings will be indefinitely reinvested is appropriate.

We will include in our Annual Report on Form 10-K for the year ending December 31, 2010 a disclosure substantially as follows (dollar amounts stated in thousands):

“During 2010, the Company repatriated a dividend from current year foreign earnings to the U.S. in the amount of $7,500.  This dividend increased tax expense by $3,020 and increased the 2010 annual effective tax rate by x.x percentage points.”

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

9.	Please address the above comments in your interim filings as well.

Response: The Company will address the above comments in its future interim filings (as applicable) substantially in the manner described in the responses above.

* * * * *

 In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Christopher J. Stephens, Jr.
Christopher J. Stephens, Jr.
Chief Financial Officer

Cc:           Nudrat Salik, Staff Accountant (SEC)
Claudia S. Toussaint, Esq., Senior Vice President and General Counsel,
Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP